As filed with the Securities and Exchange Commission on November 14, 2022

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Portillo’s Inc.

(Exact name of registrant as specified in its charter)

Delaware	87-1104304
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2001 Spring Road, Suite 400,

Oak Brook, Illinois 60523

(630) 954-3773

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michelle G. Hook

Chief Financial Officer

2001 Spring Road, Suite 400

Oak Brook, IL 60523

(630) 954-3773

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Alexander D. Lynch, Esq.

Merritt S. Johnson, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000 (Phone)

(212) 310-8007 (Fax)

Susan B. Shelton, Esq.

General Counsel and Secretary

2001 Spring Road, Suite 400

Oak Brook, Illinois 60523

(630) 954-3773

Approximate date of commencement of proposed sale to the public:

From time to time after effectiveness of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

PROSPECTUS

Portillo’s Inc.

Class A Common Stock

Preferred Stock

We may offer and sell, from time to time in one or more offerings, shares of our Class A common stock, par value $0.01 (the “Class A common stock”) and preferred stock in amounts, at prices and on terms determined at the time of offering. This prospectus describes some of the general terms of these securities and the general manner in which these securities will be offered. Each time securities are offered pursuant to this prospectus, we will file a prospectus supplement and attach it to this prospectus. We also may provide investors with a free writing prospectus. The prospectus supplement or any free writing prospectus will contain more specific information about the offering and, if applicable, prices and terms of the securities. Such supplements or free writing prospectus may also add, update or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplement or free writing prospectus, as well as the documents incorporated by reference herein or therein, before you invest in any of our securities.

In addition, the selling stockholders to be named in a supplement to this prospectus may from time to time offer or sell one or more of the securities registered herein. To the extent that any selling stockholders resell any securities, the selling stockholders may be required to provide you with this prospectus and a prospectus supplement identifying and containing specific information about the selling stockholders and the amount and terms of the securities being offered. We will not receive any proceeds from the sale of securities by the selling stockholders.

This prospectus may not be used to offer and sell shares of our securities unless accompanied by a prospectus supplement or a free writing prospectus.

The securities may be sold at fixed prices, prevailing market prices at the times of sale, prices related to the prevailing market prices and varying prices determined at the times of sale or negotiated prices. The securities offered by this prospectus and the accompanying prospectus supplement or free writing prospectus may be offered by us or the selling stockholders directly to investors or to or through underwriters, dealers or other agents. The prospectus supplement for each offering will describe in detail the plan of distribution for that offering and will set forth the names of any underwriters, dealers or agents involved in the offering and any applicable fees, commissions or discount arrangements.

Our Class A common stock is listed on Nasdaq Global Select Market (“Nasdaq”) under the symbol “PTLO.” Each prospectus supplement will indicate whether the securities offered thereby will be listed on any securities exchange. On November 11, 2022, the last reported sale price of our Class A common stock was $25.41 per share.

We are a holding company and our principal asset is a controlling equity interest in PHD Group Holdings LLC. We are the sole managing member of PHD Group Holdings LLC. We operate and control all of the business and affairs of PHD Group Holdings LLC and, through PHD Group Holdings LLC and its subsidiaries, conduct our business.

Investing in our securities involves risks. You should carefully read and consider the risk factors included in this prospectus, in our periodic reports, in any applicable prospectus supplement relating to a specific offering of securities and in any other documents we file with the Securities and Exchange Commission (“SEC”). See the sections entitled “Risk Factors” below on page 6, in our other filings with the Securities and Exchange Commission and in the applicable prospectus supplement, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 14, 2022.

i

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement on Form S-3 that we filed with the SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Under the automatic shelf registration process, we or the selling stockholders to be named in a prospectus supplement or free writing prospectus may offer and sell, from time to time, in one or more offerings, the securities described in this prospectus. This prospectus provides you with a general description of our securities that we may offer. To the extent required by applicable law, each time we or the selling stockholders sell securities, we will provide you with this prospectus and, to the extent required, a prospectus supplement that will contain more information about the specific terms of the offering. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to these offerings. Each such prospectus supplement (and any related free writing prospectus that we may authorize to be provided to you), if any, may also add, update or change information contained in this prospectus or in documents incorporated by reference into this prospectus. We urge you to carefully read this prospectus, any applicable prospectus supplement, if any, and any related free writing prospectus, together with the information incorporated herein and therein by reference as described under the headings “Where You Can Find Additional Information; Incorporation of Documents by Reference” before buying any of our securities being offered. If there is any inconsistency between the information in this prospectus and any prospectus supplement or free writing prospectus, you should rely on the information provided in the prospectus supplement or free writing prospectus, as applicable.

You should rely only on the information contained in this prospectus, and any accompanying prospectus supplement, including the information incorporated by reference herein as described under “Where You Can Find More Information; Incorporation of Documents by Reference,” and any free writing prospectus that we prepare and distribute.

Neither we nor the selling stockholders or any of their respective affiliates have authorized anyone to provide you with information other than that contained in or incorporated by reference into this prospectus, any accompanying prospectus supplement or any free writing prospectus related hereto that we may authorize to be delivered to you. If given or made, any such other information or representation should not be relied upon as having been authorized by us or any selling stockholders. We and the selling stockholders may only offer to sell, and seek offers to buy any securities in jurisdictions where offers and sales are permitted.

This prospectus and any accompanying prospectus supplement or other offering materials do not contain all of the information included in the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, therefore, file reports and other information with the SEC. Statements contained in this prospectus and any accompanying prospectus supplement or other offering materials about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents.

You should assume that the information in this prospectus, any accompanying prospectus supplement or any other offering materials is only accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless otherwise indicated. Our business, financial condition, results of operations and prospects may have changed since such date.

THIS PROSPECTUS MAY NOT BE USED TO SELL ANY SHARES OF OUR SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT OR A FREE WRITING PROSPECTUS.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this prospectus, the documents that are incorporated by reference in this prospectus and other written or oral statements made by or on behalf of Portillo’s may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 which are subject to known and unknown risks, uncertainties and other important factors that may cause actual results to be materially different from the statements made herein. All statements other than statements of historical fact are forward-looking statements. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “outlook,” “potential,” “project,” “projection,” “plan,” “intend,” “seek,” “may,” “could,” “would,” “will,” “should,” “can,” “can have,” “likely,” the negatives thereof and other similar expressions. These forward-looking statements are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions and speak only as of the date on which it is made. Many of the forward-looking statements are located in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

•	our financial condition and results of operations have been and may continue to be adversely affected by the COVID-19 pandemic or future pandemics or disease outbreaks;

•	we are vulnerable to changes in economic conditions, costs of food and consumer preferences;

•	we may be unsuccessful in opening new restaurants or establishing new markets and our new restaurants may not perform as well as anticipated, may not be profitable or may close;

•	our plans to open new restaurants, and the ongoing need for capital expenditures at our existing restaurants, require us to spend capital;

•	our same-restaurant sales may be lower than we expect in future periods;

•

our marketing programs and any limited time or seasonal offerings may not be successful and could fail to meet expectations, and our new menu items, advertising campaigns, heavy reliance on social media and restaurant designs and remodels may not generate increased sales or profits;

•	incidents involving food-borne illness and food safety, including food tampering or contamination could adversely affect our brand perception, business, financial condition and results of operations;

•	labor shortages or increased labor costs could have a material adverse effect;

•	our level of indebtedness could have a material adverse effect on our business and limit our ability to plan for or respond to changes in our business;

•	inflation of all commodity prices, including increases in food and other operating costs, tariffs and import taxes, and supply shortages;

•	we may be unable to generate sufficient cash flow to satisfy our debt service obligations or experience a downgrade in our credit ratings, which would have a material adverse effect on our business;

•	the interests of Berkshire may conflict with our interests or the interests of the holders of our Class A common stock in the future;

•

we are a holding company and our principal asset is our ownership of LLC Units in Portillo’s OpCo, and we are accordingly dependent upon distributions from Portillo’s OpCo to pay dividends, if any, and taxes, make payments under the Tax Receivable Agreement and pay other expenses;

•

our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the TRA Parties that will not benefit holders of our Class A common stock to the same extent that it will benefit the TRA Parties;

•	our use of proceeds from offerings of our securities under this prospectus; and

•	other risks referenced from time to time in filings with the SEC.

This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative but not exhaustive. In addition, new risks and uncertainties may arise from time to time. Accordingly, all forward-looking statements should be evaluated with an understanding of their inherent uncertainty and we caution accordingly against relying on forward-looking statements.

Consider these factors carefully in evaluating the forward-looking statements. For further information about these and other risks and uncertainties as well as strategic initiatives, see “Risk Factors” in our most recent annual report on Form 10-K and subsequent reports filed by us with the SEC, including on Form 8-K.

All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements included herein are made only as of the date hereof, and we do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

BASIS OF PRESENTATION

As used in this prospectus, unless otherwise noted or the context requires otherwise:

•	“Amended LLC Agreement” refers to the limited liability company agreement of Portillo’s OpCo.

•	“Berkshire” refers to Berkshire Partners LLC, a private equity firm.

•

“Blocker Companies” refers to entities treated as corporations for U.S. tax purposes that held LLC Units prior to the Reorganization Transactions (as defined herein) (individually, each a “Blocker Company”).

•

“Continuing Pre-IPO LLC Members” refers to the Pre-IPO LLC Members who retained their equity ownership in Portillo’s OpCo in the form of LLC Units immediately following the consummation of the Reorganization Transactions.

•	“Pre-IPO LLC Members” refers to the pre-IPO owners that directly (or indirectly through a Blocker Company) held LLC Units immediately prior to the consummation of the Reorganization Transactions.

•

“Portillo’s,” the “Company,” “our company,” “we,” “us” and “our” refer (i) prior to the consummation of the Reorganization Transactions, including our initial public offering (the “IPO”) which was completed on October 25, 2021, to Portillo’s OpCo and its subsidiaries and (ii) after the Reorganization Transactions, including the IPO, to Portillo’s Inc., Portillo’s OpCo and their subsidiaries.

•	“Portillo’s OpCo” refers to PHD Group Holdings LLC, a Delaware limited liability company, and, following the Reorganization Transactions, including the IPO, a subsidiary of Portillo’s Inc.

•	“Reorganization Parties” refers to the shareholders of the Blocker Companies, including affiliates of Berkshire.

•	“Reorganization Transactions” refers to the organizational transactions and the IPO, and the application of the net proceeds therefrom.

•	“Sponsor” refers to Berkshire.

•	“Tax Receivable Agreement” refers to the tax receivable agreement entered into with the TRA Parties.

•	“TRA Parties” refers to, collectively, the Continuing Pre-IPO LLC Members, the Reorganization Parties, and any future party to the Tax Receivable Agreement.

TRADEMARKS

We own or have the rights to use various trademarks, trade names and service marks, including “Portillo’s” and various logos used in association with our name. Solely for convenience, any trademarks, trade names, service marks or copyrights referred to or used herein are listed without the applicable ©, ® or ™ symbol, but such references or uses are not intended to indicate, in any way, that we, or the applicable owner, will not assert, to the fullest extent under applicable law, our or their, as applicable, rights to these trademarks, trade names, service marks and copyrights. Other trademarks, trade names, service marks or copyrights of any other company appearing in this prospectus are, to our knowledge, the property of their respective owners.

THE COMPANY

Portillo’s serves iconic Chicago street food through high-energy, multichannel restaurants designed to ignite the senses and create a memorable dining experience. Since our founding in 1963 in a small trailer which Dick Portillo called “The Dog House,” Portillo’s has grown to become a treasured brand with a passionate (some might say obsessed) nationwide following. Our diverse menu features all-American favorites such as Chicago-style hot dogs and sausages, Italian beef sandwiches, chopped salads, burgers, crinkle-cut french fries, homemade chocolate cake and milkshakes. We create a consumer experience like no other by combining the best attributes of fast casual and quick service concepts with an exciting energy-filled atmosphere and restaurant model capable of generating tremendous volumes.

Portillo’s Inc. was incorporated in Delaware on June 8, 2021. Our principal executive offices are located at 2001 Spring Road, Suite 400, Oak Brook, IL 60523, and our telephone number is (630) 954-3773. Our corporate website address is www.portillos.com. Our corporate website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our securities.

RISK FACTORS

Investing in our securities involves risks. You should carefully consider the risk factors described under the heading “Risk Factors” in our most recent annual report on Form 10-K and any updates to those risk factors or new risk factors contained in our subsequent quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are incorporated by reference into this prospectus, as the same may be amended, supplemented or superseded from time to time by our filings under the Exchange Act, as well as any prospectus supplement relating to a specific offering or resale. Before making any investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus or in any applicable prospectus supplement or free writing prospectus. For more information, see the section entitled “Where You Can Find More Information; Incorporation of Documents by Reference” in this prospectus. These risks could materially affect our business, results of operations or financial condition and affect the value of our securities. You could lose all or part of your investment. Additionally, the risks and uncertainties discussed in this prospectus or in any document incorporated by reference into this prospectus are not the only risks and uncertainties that we face, and additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business, results of operations or financial condition.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities as set forth in any applicable prospectus supplement. We will not receive any proceeds from any sale of our securities by any selling stockholders.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial information applies only to offers and sales of securities prior to filing of the Company’s annual report on Form 10-K for the fiscal year ended December 25, 2022.

We have derived the unaudited consolidated pro forma statement of operations for the year ended December 26, 2021 set forth below by the application of pro forma adjustments to the audited consolidated financial statements of Portillo’s Inc. and its subsidiaries included in our Annual Report, which is incorporated by reference herein. We have derived the unaudited consolidated pro forma statement of operations for the three quarters ended September 25, 2022 set forth below by the application of pro forma adjustments to the unaudited consolidated financial statements of Portillo’s Inc. and its subsidiaries included in our quarterly report on Form 10-Q for the quarterly period ended September 25, 2022, filed with the SEC on November 3, 2022 (the “2022 Q3 Quarterly Report”), which is incorporated by reference herein.

The following unaudited pro forma consolidated statement of operations for the year ended December 26, 2021 give effect to the pro forma adjustments related to (i) the IPO and the Reorganization Transactions, which we refer to as the “IPO and Reorganization Transactions,” (ii) the offering and sale of 8,066,458 shares of Class A common stock at an offering price of $23.75 per share and the application of the net proceeds from such offering, which we refer to as the “August Secondary Offering” and (iii) the hypothetical offering and sale of 8,000,000 shares of Class A common stock (excluding shares issuable upon exercise of the underwriters’ option to purchase additional shares, if any) at an assumed offering price of $21.03 per share (which was the last sale price of our Class A common stock as reported on Nasdaq as of September 23, 2022) and the application of the net proceeds from such offering, which we refer to as the “Assumed Secondary Offering,” as if all such transactions had been completed as of December 28, 2020. We refer to the August Secondary Offering and the Assumed Secondary Offering collectively as the “Secondary Transactions.” The unaudited pro forma consolidated statement of operations for the three quarters ended September 25, 2022 presents our consolidated results of income to give pro forma effect to the Secondary Transactions, as if all such transactions had been completed as of December 27, 2021.

The unaudited pro forma balance sheet as of September 25, 2022 presents our financial position to give pro forma effect to the Assumed Secondary Offering, as if it had occurred on September 25, 2022.

The unaudited pro forma financial information has been prepared by our management and is based on Portillo’s Inc. historical financial statements and the assumptions and adjustments described in the notes to the unaudited pro forma financial information below. The presentation of the unaudited pro forma financial information is prepared in conformity with Article 11 of Regulation S-X rules effective January 1, 2021.

We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances in order to reflect, on a pro forma basis, the impact of the relevant transactions on the historical financial information of Portillo’s. See the notes to unaudited pro forma financial information below for a discussion of assumptions made. The unaudited pro forma financial information does not purport to be indicative of our results of operations or financial position had the relevant transactions occurred on the dates assumed and does not project our results of operations or financial position for any future period or date. In particular, any unaudited pro forma consolidated financial information prepared in connection with any offering occurring after the date of this prospectus may vary from the unaudited pro forma consolidated financial information presented herein as result of any differences in the characteristics of such subsequent offering from the Assumed Secondary Offering, including, but not limited to, the number of shares of our Class A common stock sold in such subsequent offering, the offering price of the shares sold in such subsequent offering and the net proceeds from any such subsequent offering.

The IPO and Reorganization Transactions adjustments are described in the notes to the unaudited pro forma consolidated financial information and primarily include:

•	adjustments for the IPO and Reorganization Transactions, the entry into the Amended LLC Agreement and the entry into the Tax Receivable Agreement;

•

the issuance of shares of our Class A common stock to the purchasers in the IPO and Reorganization Transactions in exchange for net proceeds of approximately $437.1 million, after deducting underwriting discounts and commissions but before offering expenses (including exercise of the underwriters’ option to purchase additional shares);

•

the application by Portillo’s Inc. of the net proceeds from the IPO and Reorganization Transactions to acquire newly issued LLC Units from Portillo’s OpCo at a purchase price per LLC Unit equal to the initial public offering price of Class A common stock, net of underwriting discounts and commissions;

•

the application by Portillo’s OpCo of a portion of the proceeds of the sale of LLC Units to Portillo’s Inc. to repay the redeemable preferred units in full (including the redemption premium) and to repay all of the borrowings outstanding under the Second Lien Credit Agreement (including prepayment penalties), in each case, in the IPO and Reorganization Transactions;

•	a provision for federal, state and local income taxes of Portillo’s Inc. as a taxable corporation; and

•	the allocation of net income between non-controlling and Portillo’s Inc. based on Portillo’s Inc.’s 50.1% ownership of Portillo’s OpCo following the IPO and Reorganization Transactions.

The Secondary Transactions adjustments are described in the notes to the unaudited pro forma consolidated financial information and primarily include:

•

the offering and issuance of shares of 8,066,458 shares of Class A common stock in exchange for net proceeds of $183.4 million based on a public offering price of $23.75 per share, after deducting underwriting discounts and commissions but before offering expenses, in the August Secondary Offering;

•

the hypothetical offering and issuance of shares of 8,000,000 shares of Class A common stock (excluding shares issuable upon exercise of the underwriters’ option to purchase additional shares, if any) in exchange for net proceeds of approximately $162.4 million, assuming an offering price of $21.03 per share, the last reported share price of our Class A common stock on Nasdaq on September 23, 2022, the last day of our fiscal third quarter, after deducting underwriting discounts and commissions but before offering expenses, in the Assumed Secondary Offering;

•

the application by Portillo’s Inc. of the assumed proceeds from the Assumed Secondary Offering to acquire newly issued LLC Units from Portillo’s OpCo at a purchase price per LLC Unit equal to the assumed offering price of Class A common stock, net of underwriting discounts and commissions;

•

the application by Portillo’s OpCo of the assumed proceeds of the sale of LLC Units to Portillo’s Inc. to purchase shares of Class A common stock, after deducting underwriting discounts and commissions, in the Assumed Secondary Offering to purchase LLC Units from certain Continuing Pre-IPO LLC Members and to purchase shares of Class A common stock from the Reorganization Parties;

•

the application by Portillo’s OpCo of a portion of the proceeds of the sale of LLC Units to Portillo’s Inc., as well as cash on hand, to pay fees and expenses, including underwriting discounts and commissions, of approximately $7.0 million in connection with the Assumed Secondary Offering;

•

the adjustment to the Tax Receivable Agreement liability and related deferred income taxes for the increase in expected tax benefits to be realized from the exchange of common units for a corresponding number of shares of Class A common stock in connection with the Assumed Secondary Offering;

•	adjustments to the provision for income taxes and deferred income taxes reflecting the increased ownership of Portillo’s OpCo by Portillo’s Inc. due to the Secondary Transactions; and

•	the allocation of net income between non-controlling interests and Portillo’s Inc. reflecting the increased ownership of Portillo’s OpCo by Portillo’s Inc. due to the Secondary Transactions.

The unaudited pro forma consolidated financial information is provided for informational purposes only and is not necessarily indicative of the operating results that would have occurred if the IPO and Reorganization Transactions or the due to the Secondary Transactions adjustments had been completed as of the dates set forth above, nor is it indicative of our future results. Additionally, the unaudited pro forma consolidated financial information does not give effect to the potential impact of any anticipated synergies, operating efficiencies, or cost savings that may result.

UNAUDITED PRO FORMA CONSOLIDATED

STATEMENT OF OPERATIONS

	For the Year Ended December 26, 2021
	Portillo’s Inc	IPO and Reorganization Transactions		As Adjusted Before August Secondary Offering	Secondary Transactions	Pro Forma Portillo’s Inc.
	(in thousands, except per share data)
REVENUES, NET	$534,952	$—		$534,952	$—	$534,952

COST AND EXPENSES:
Restaurant operating expenses:
Cost of goods sold, excluding depreciation and amortization	166,764	—		166,764	—	166,764
Labor	138,788	1,348	(8)	140,136	—	140,136
Occupancy	28,060	—		28,060	—	28,060
Other operating expenses	59,258	—		59,258	—	59,258

Total restaurant operating expenses	392,870	1,348		394,218	—	394,218

General and administrative expenses	87,089	5,950	(8)	93,039	—	93,039
Pre-opening expenses	3,565	—		3,565	—	3,565
Depreciation and amortization	23,312	—		23,312	—	23,312
Net income attributable to equity method investment	(797)	—		(797)	—	(797)
Other income, net	(1,099)	—		(1,099)	—	(1,099)

OPERATING INCOME	30,012	(7,298)		22,714	—	22,714
Interest expense	39,694	(15,084	)(6)	24,610	—	24,610
Loss on debt extinguishment	7,265	—		7,265	—	7,265

INCOME (LOSS) BEFORE INCOME TAXES	(16,947)	7,786		(9,161)	—	(9,161)
Income tax (benefit) expense	(3,531)	4,492	(1)	961	504 (3)	1,465

NET (LOSS) INCOME	(13,416)	3,294		(10,122)	(504)	(10,626)
Less: Redeemable preferred units accretion	(21,176)	21,176	(7)	—	—	—

NET (LOSS) INCOME ATTRIBUTABLE TO COMMON HOLDERS	(34,592)	24,470		(10,122)	(504)	(10,626)
Net (loss) income attributable to non-controlling interests	(19,408)	14,836	(2)	(4,572)	1,521 (4)	(3,051)

NET (LOSS) INCOME ATTRIBUTABLE TO PORTILLO’S INC.	$(15,184)	$9,634		$(5,550)	$(2,025)	$(7,575)

Earnings per share:
Weighted-average shares outstanding:
Basic	35,807,171					47,643,330	(5)
Diluted	35,807,171					47,643,330	(5)

Earnings per share:
Basic	$(0.42)					$(0.16	)(5)
Diluted	$(0.42)					$(0.16	)(5)

See accompanying notes to unaudited pro forma financial information.

UNAUDITED PRO FORMA CONSOLIDATED

STATEMENT OF OPERATIONS

	For the Three Quarters Ended September 25, 2022
	Portillo’s Inc	Secondary Transactions		Pro Forma Portillo’s Inc.
	(in thousands, except per share data)
REVENUES, NET	$436,226	$—		$436,226

COST AND EXPENSES:
Restaurant operating expenses:
Cost of goods sold, excluding depreciation and amortization	151,414	—		151,414
Labor	114,352	—		114,352
Occupancy	22,778	—		22,778
Other operating expenses	47,225	—		47,225

Total restaurant operating expenses	335,769	—		335,769

General and administrative expenses	49,185	—		49,185
Pre-opening expenses	1,770	—		1,770
Depreciation and amortization	15,803	—		15,803
Net income attributable to equity method investment	(807)	—		(807)
Other income, net	(333)	—		(333)

OPERATING INCOME	34,839	—		34,839
Interest expense	19,286	—		19,286
Tax Receivable Agreement liability adjustment	(2,462)	—		(2,462)

INCOME BEFORE INCOME TAXES	18,015	—		18,015
Income tax expense	3,511	1,584	(3)	5,095

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON HOLDERS	14,504	(1,584)		12,920
Net income (loss) attributable to non-controlling interests	7,607	(2,436	)(4)	5,171

NET INCOME ATTRIBUTABLE TO PORTILLO’S INC.	$6,897	$852		$7,749

Earnings per share:
Weighted-average shares outstanding:
Basic	36,899,208			47,847,916	(5)
Diluted	40,785,766			51,734,474	(5)

Earnings per share of common stock:
Basic	$0.19			$0.16	(5)
Diluted	$0.17			$0.15	(5)

See accompanying notes to unaudited pro forma financial information.

Notes to Unaudited Pro Forma Statement of Operations

(Year Ended December 26, 2021 and Three Quarters ended September 25, 2022)

(1) Portillo’s Inc. is subject to U.S. federal income taxes, in addition to state and local taxes, with respect to its allocable share of any net taxable income of Portillo’s OpCo. The adjustment of $4.5 million to the income tax expense resulting from the IPO and Reorganization Transactions reflects our statutory tax rate of 27.9% applied to Portillo’s Inc.’s economic interest of 50.1% of Portillo’s OpCo following the IPO and Reorganization Transactions further applied to the portion of net income of Portillo’s OpCo that relates to pass-through entities whose income has not been previously subject to income tax expense for the period between December 28, 2020 and the date of the Company’s IPO.

(2) Following the consummation of the IPO and Reorganization Transactions, Portillo’s Inc. became the sole managing member of Portillo’s OpCo, and as sole managing member, the Company operates and controls all of the business and affairs of Portillo’s OpCo. As a result, Portillo’s Inc. consolidates the financial results of Portillo’s OpCo and reports a non-controlling interest representing the economic interest in Portillo’s OpCo held by the other members of Portillo’s OpCo. Following the IPO and Reorganization Transactions, we held approximately 50.1% of Portillo’s OpCo’s outstanding LLC Units, and the remaining LLC Units of Portillo’s OpCo would be held by the Continuing Pre-IPO LLC Members. Immediately following the IPO and Reorganization Transactions, the ownership percentage held by the noncontrolling interest was approximately 49.9%. Net income attributable to the noncontrolling interest represents approximately 49.9% of net income.

(3) Portillo’s Inc. is subject to U.S. federal income taxes, in addition to state and local taxes, with respect to its allocable share of any net taxable income of Portillo’s OpCo. For the year ended December 26, 2021 and the three quarters ended September 25, 2022, the pro forma adjustment of $0.5 million and $1.6 million, respectively, to the income tax expense resulting from the Secondary Transactions reflects our statutory tax rate of 27.9% applied to the additional economic interest in Portillo’s OpCo obtained in the Secondary Transactions applied to the portion of net income of Portillo’s OpCo that relates to pass-through entities whose income has not been previously subject to income tax expense.

(4) Following the Secondary Transactions, based on a weighted-average, we held approximately 66.7% of Portillo’s OpCo’s outstanding LLC Units, and the remaining LLC Units of Portillo’s OpCo are held by the Continuing Pre-IPO LLC Members. Immediately following the Secondary Transactions, based on a weighted-average, the ownership percentage held by the noncontrolling interest was approximately 33.3%. The pro forma adjustment reflects the reduction in the allocation of Portillo’s OpCo net income to the non-controlling interests. The weighted average ownership percentages for the applicable reporting periods are used to attribute net income to Portillo’s Inc. and the pre-IPO LLC Members.

(5) Pro forma basic net income per share of Class A common stock is computed by dividing the pro forma net income available to Class A common stockholders by the pro forma weighted-average shares of Class A common stock outstanding during the period. Pro forma diluted net income per share of Class A common stock is computed by dividing the pro forma net income available to Class A common stockholders by the pro forma weighted-average shares of Class A common stock outstanding to give effect to potentially dilutive securities.

	Year Ended December 26, 2021	Three Quarters Ended September 25, 2022
	(in thousands)
Pro Forma loss per share of Class A common stock
Numerator:
Pro forma net income (loss) attributable to the Issuer’s Class A common stockholders (basic and diluted)	$(7,575)	$7,749

Denominator:
Pro forma weighted average of shares of Class A common stock common stock outstanding (basic)	47,643,330	47,847,916
Pro forma weighted average of shares of Class A common stock common stock outstanding (diluted)	47,643,330	51,734,474
Pro forma basic earnings (loss) per share	$(0.16)	$0.16
Pro forma diluted earnings (loss) per share	$(0.16)	$0.15

Pro forma net income per share of Class B common stock is not presented because Class B common stock is not entitled to economic interests in Portillo’s Inc.

(6) Portillo’s OpCo used a portion of the proceeds from the issuance of LLC Units to Portillo’s Inc. in connection with the IPO and Reorganization Transactions to repay its Second Lien Term B-3 Loans. Our unpaid balance of our indebtedness on the Second Lien Term B-3 Loans, including unamortized debt discount and deferred issuance costs was $149.7 million bearing an effective interest at a rate of 11.83% as of December 28, 2020. We incurred a loss on extinguishment of debt of $8.4 million, consisting of $3.1 million for prepayment penalties and $5.3 million for the write-off of debt discount and deferred issuance costs. As such, interest expense will be reduced by $15.1 million as a result of the lower borrowings outstanding for the year ended December 26, 2021.

(7) Portillo’s OpCo used a portion of the proceeds from the issuance of LLC Units to Portillo’s Inc. in connection with the IPO to repay its redeemable preferred units in its entirety. As such, we have eliminated the preferred unit accretion for the year ended December 26, 2021.

(8) This adjustment represents the increase in compensation expense we would incur if the 1,794,195 performance stock options and 882,875 restricted stock units granted to certain employees and directors in connection with the IPO were granted on December 28, 2020 instead of on October 21, 2021 in connection with the IPO. This amount was calculated assuming the performance stock options and restricted stock units were granted on December 28, 2020 with the performance stock options having an exercise price equal to $20.00 per share, the initial public offering price of the shares of Class A common stock issued and sold in our IPO. The grant date fair values of the stock options were determined using a Monte Carlo simulation model.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET (AS OF SEPTEMBER 25, 2022)

	Portillo’s Inc	Assumed Secondary Offering			Pro Forma Portillo’s Inc.
	(in thousands, except per share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents and restricted cash	$46,722	$(1,100)	(1)		$45,622
Accounts receivable	8,110	—			8,110
Inventory	5,934	—			5,934
Prepaid expenses	4,170	—			4,170

Total current assets	64,936	(1,100)			63,836

Property and equipment, net	211,741	—			211,741

OTHER ASSETS:
Goodwill	394,298	—			394,298
Trade names	223,925	—			223,925
Other intangible assets, net	33,478	—			33,478
Equity method investment	16,245	—			16,245
Deferred tax assets	115,202	39,846	(2	)(4)	155,048
Other assets	4,247	—			4,247

Total other assets	787,395	39,846			827,241

TOTAL ASSETS	$1,064,072	$38,746			$1,102,818

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$27,442	—			$27,442
Current portion of long-term debt	3,324	—			3,324
Current deferred revenue	4,033	—			4,033
Accrued expenses	23,264	—			23,264

Total current liabilities	58,063	—			58,063
LONG-TERM LIABILITIES:
Long-term debt, net	315,288	—			315,288
Deferred rent	37,564	—			37,564
Tax receivable agreement liability	205,287	46,017	(4)		251,304
Other long-term liabilities	3,745	—			3,745

Total long-term liabilities	561,884	46,017			607,901

Total liabilities	619,947	46,017			665,964

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value per share, 10,000,000 shares authorized, 0 issued and outstanding on a pro forma basis	—	—			—
Class A common stock, $0.01 par value per share, 380,000,000 shares authorized, and 48,118,623 shares issued and outstanding on a pro forma basis	421	59	(6)		480
Class B common stock, $0.00001 par value per share, 50,000,000 shares authorized, 23,837,162 shares issued and outstanding on a pro forma basis	—	—			—
Additional paid-in-capital	232,031	37,162	(7)		269,193
Accumulated deficit	(9,053)	(1,100)	(3	)(8)	(10,153)

Total stockholders’ equity attributable to Portillo’s Inc.	223,399	36,121			259,520
Non-controlling interest	220,726	(43,392)	(5)		177,334

Total stockholders’ equity	444,125	(7,271)			436,854

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,064,072	$38,746			$1,102,818

See accompanying notes to unaudited pro forma financial information.

Notes to Unaudited Pro Forma Consolidated Balance Sheet (as of September 25, 2022)

(1) Reflects the receipt of proceeds from the Assumed Secondary Offering of $162.4 million, based on the sale of 8,000,000 shares of Class A common stock at a public offering price of $21.03 per share of common stock, which is the last reported share price of our Class A common stock on Nasdaq on September 23, 2022, the last day of our fiscal third quarter, excluding the exercise by the underwriters of their option to purchase additional shares of common stock, after deducting underwriting discounts and commissions.

The proceeds from Assumed Secondary Offering were used for the following (in thousands):

Gross proceeds from Assumed Secondary Offering	$168,240
Payments of underwriting discounts and commissions	(5,888)

Net cash proceeds received	162,352
Payment of non-underwriting offering costs	(1,100)
Payment for purchase of LLC Units or shares of Class A common stock	(162,352)

Assumed Secondary Offering use of cash on hand	$(1,100)

(2) We are subject to U.S. federal, state and local income taxes and will file income tax returns for U.S. federal and certain state and local jurisdictions. This adjustment reflects the recognition of deferred taxes in connection with the Reorganization Transaction assuming the federal rates currently in effect and the highest statutory rates apportioned to each state and local jurisdiction.

We have recorded a pro forma deferred tax asset adjustment of $39.8 million (assuming that the underwriters do not exercise their option to purchase additional shares of Class A common stock).

(3) We estimate $1.1 million of additional offering costs will have been incurred in connection with the Assumed Secondary Offering. Offering costs will be expensed as incurred.

(4) In connection with the IPO and Reorganization Transactions, we became a party to a Tax Receivable Agreement with the TRA Parties. Under the Tax Receivable Agreement, we generally will be required to pay 85% of the applicable cash savings, if any, in U.S. federal, state and local income tax that we actually realize as a result of (i) our allocable share of existing tax basis in depreciable or amortizable assets relating to LLC Units acquired in the IPO, (ii) certain favorable tax attributes we acquired from the Blocker Companies in the Mergers, (iii) increases in our allocable share of then existing tax basis in depreciable or amortizable assets, and adjustments to the tax basis of the tangible and intangible assets, of Portillo’s OpCo and its subsidiaries, as a result of (x) sales or exchanges of interests in Portillo’s OpCo in connection with the IPO and (y) subsequent redemptions or exchanges of LLC Units by Continuing Pre-IPO LLC Members for cash or Class A common stock, including in connection with this offering, and (iv) certain other tax benefits related to entering into the Tax Receivable Agreement, including payments made under the Tax Receivable Agreement.

The net deferred tax asset adjustment of $39.8 million, resulting from the Assumed Secondary Offering, and the $46.0 million adjustment related to the Tax Receivable Agreement liability are assuming: (i) only exchanges associated with the Assumed Secondary Offering, (ii) a share price equal to $21.03, which is the last reported share price of our Class A common stock on Nasdaq on September 23, 2022, the last day of our fiscal third quarter, (iii) an estimated statutory tax rate of 27.9%, (iv) we will have sufficient taxable income to fully utilize the tax benefits, (v) no material changes in tax law and (vi) future Tax Receivable Agreement payments.

The net impact of the adjustments to net deferred taxes and the Tax Receivable Agreement liability of $6.2 million has been recorded as a decrease to additional paid-in capital, as these adjustments arise from equity transactions of the Company.

If all of the Continuing Pre-IPO LLC Members were to exchange their Portillo’s OpCo units, we would recognize a total liability of approximately $437.4 million, which would be inclusive of the existing tax receivable liability and the incremental liability associated with the exchange of the Continuing Pre-IPO LLC Members, assuming (i) that the Continuing Pre-IPO LLC Members exchanged all of their Portillo’s OpCo units immediately after the completion of the Assumed Secondary Offering at a public offering price of $21.03 per share, which is the last reported share price of our Class A common stock on Nasdaq on September 23, 2022, the last day of our fiscal third quarter (ii) no material changes in relevant tax law, (iii) that we have sufficient taxable income in each year to realize on a current basis the increased depreciation, amortization and other tax benefits that are the subject of the Tax Receivable Agreement and (iv) the underwriters’ option to purchase additional shares of Class A common stock was not exercised.

These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price of shares of our Class A common stock at the time of the exchange and the tax rates then in effect.

(5) Assuming completion of the Assumed Secondary Offering as of September 25, 2022 (and no exercise of the underwriters’ option to purchase additional shares of Class A common stock, if any), we would have held 48,118,623 LLC Units in Portillo’s Opco, constituting 66.9% of the outstanding economic interests in Portillo’s OpCo.

The following table is a reconciliation of the Assumed Secondary Offering adjustments impacting non-controlling interest (in thousands):

Gross proceeds from the Assumed Secondary Offering	$168,240
Payments of underwriting discounts and commissions	(5,888)
Payment of non-underwriting offering costs	(1,100)

Net cash proceeds received	161,252
Payment for purchase of LLC Units or shares of Class A common stock	(162,352)

Total	(1,100)
Non-controlling interest percentage	33.1%

Non-controlling interest	$(364)

Change in non-controlling interest due to change in ownership adjustment	43,756

Non-controlling interest adjustment	$43,392

(6) The following table is a reconciliation of the Assumed Secondary Offering adjustments impacting Class A common stock:

Based on the sale of 8,000,000 shares of Class A common stock at a public offering price of $21.03 per share of common stock, which is the last reported share price of our Class A common stock on Nasdaq on September 23, 2022, the last day of our fiscal third quarter	8,000,000
Reorganization Parties shares sold	(2,106,400)

Total shares	5,893,600
$0.01 par value	$0.01

Class A common stock, par value (in thousands)	$59

(7) Represents an adjustment to stockholders’ equity reflecting (i) par value of $0.01 for Class A common stock and $0.00001 for Class B common stock to be outstanding following the Assumed Secondary Offering and (ii) an increase of $43.4 million to allocate a portion of Portillo’s Inc.’s equity to the non-controlling interests, which is calculated as approximately 33.1% of total Stockholders’ equity as of September 25, 2022, as described in Note 5. The reconciliations below assume that the underwriters’ option to purchase additional shares of Class A common stock was not exercised.

The following table is a reconciliation of the Assumed Secondary Offering adjustments impacting additional paid-in-capital (in thousands):

Gross proceeds from the Assumed Secondary Offering	$168,240
Payments of underwriting discounts and commissions	(5,888)
Payment for purchase of shares of Class A common stock	(162,352)
Net adjustment from recognition of deferred tax asset and tax receivable liabilities described in Note 2 and 4	(6,171)
Adjustment for non-controlling interests as described in Note 5	43,392
Par value of Class A common stock as described in Note 6	(59)

Total	$37,162

(8) The following table is a reconciliation of the Assumed Secondary Offering adjustments impacting retained earnings (accumulated deficit) (in thousands):

Payment for offering costs	$1,100

Total	$1,100

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part. Under “Description of Capital Stock,” “we,” “us,” “our” and “our company” refer to Portillo’s Inc.

General

Our authorized capital stock consists of 380,000,000 shares of Class A common stock, par value $0.01 per share, 50,000,000 shares of Class B common stock, par value $0.00001, and 10,000,000 shares of preferred stock, par value $0.01 per share. Unless our board of directors (our “Board”) determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common stock

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

All shares of our Class A common stock that will be outstanding at the time of the completion of any offering will be fully paid and non-assessable. The Class A common stock will not be subject to further calls or assessments by us. The rights, powers and privileges of our Class A common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Class B Common Stock

Each share of Class B common stock will entitle its holder to one vote per share on all matters submitted to a vote of our stockholders. If at any time the ratio at which LLC Units are redeemable or exchangeable for shares of our Class A common stock changes from one-for-one, the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.

Except for transfers to us pursuant to the Amended LLC Agreement or to certain permitted transferees, the LLC Units and corresponding shares of Class B common stock may not be sold, transferred or otherwise disposed of. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote, except as otherwise required by law.

The Class B common stock is not entitled to economic interests in Portillo’s Inc. Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of Portillo’s Inc. However, if Portillo’s OpCo makes distributions to Portillo’s Inc., the other holders of LLC Units, including the Continuing Pre-IPO LLC Members, will be entitled to receive distributions pro rata in accordance with the percentages of their respective LLC Units. The Class B common stock will not be subject to further calls or assessment by us.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our Board to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by holders of our common stock. Our Board may determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our Board may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized share of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq, which apply so long as the shares of Class A common stock remain listed on the Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class A common stock (we believe the position of the Nasdaq is that the calculation in this latter case treats as outstanding shares of Class A common stock issuable upon redemption or exchange of outstanding LLC Units not held by Portillo’s Inc.). These additional shares of Class A common stock may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Dividends

The Delaware General Corporation Law (the “DGCL”) permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our Board. See also “Dividend Policy.”

Stockholder Meetings

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our Board. Our amended and restated certificate of incorporation provides that, subject to any special rights of the holders as required by law, special meetings of the stockholders can only be called by the chairman of the Board, the chief executive officer of the Company. Stockholders are not permitted to call a special meeting or to require the Board to call a special meeting. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Transferability, Redemption and Exchange

Under the Amended LLC Agreement, the holders of LLC Units have the right to require Portillo’s OpCo to redeem all or a portion of their LLC Units for newly issued shares of Class A common stock on a one-for-one basis in accordance with the terms of the Amended LLC Agreement. Shares of Class B common stock will be canceled on a one-for-one basis if we, following a redemption request of a holder of LLC Units, redeem or exchange LLC Units of such holder of LLC Units pursuant to the terms of the Amended LLC Agreement.

Except for transfers to us pursuant to the Amended LLC Agreement or to certain permitted transferees, the LLC Units and corresponding shares of Class B common stock may not be sold, transferred or otherwise disposed of.

Other Provisions

Neither the Class A common stock nor the Class B common stock has any preemptive or other subscription rights. There will be no redemption, conversion or sinking fund provisions applicable to the Class A common stock or Class B common stock.

At such time when no LLC Units remain redeemable or exchangeable for shares of our Class A common stock, our Class B common stock will be canceled.

Anti-takeover Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that delay, defer or discourage transactions involving an actual or potential change in control of us or change in our management. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of us to first negotiate with our Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board the power to discourage transactions that some stockholders may favor, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Accordingly, these provisions could adversely affect the price of our common stock.

Special Meetings of Stockholders

Our amended and restated bylaws provide that special meetings of the stockholders may be called only upon the request of a majority of our Board, our Chair or the Chief Executive Officer. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Advance Notice of Nominations and Other Business

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with the advance notice requirements of directors, which may be filled only by a vote of a majority of directors then in office, even though less than a quorum, and not by the stockholders. Our amended and restated bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

Board of Directors and Related Provisions

Our amended and restated certificate of incorporation provides that our Board will be elected annually to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified. Our amended and restated bylaws will provide that our directors will be elected by plurality vote.

The number of directors constituting our Board is determined from time to time by our Board. Our amended and restated certificate of incorporation also provides that, subject to any rights of any preferred stock then outstanding, any director may be removed from office at any time with or without cause and only by the affirmative vote of the holders of a majority of the voting power of the shares entitled to vote for the election of directors, considered for this purpose as one class. In addition, subject to the rights of any holders of preferred stock, our amended and restated bylaws provide that any vacancy on the Board, including a vacancy that results from an increase in the number of directors, may be filled only by a majority of the directors then in office or by an affirmative vote of the sole remaining director, except that, for so long as stockholders may act by written consent, such vacancies may also be filled by a majority of the voting power of our outstanding common stock entitled to vote generally in the election of directors, voting together as a single class. This provision prevents stockholders from filling the resulting vacancies with their own nominees following such time that stockholders may not act by written consent.

No Stockholder Action by Written Consent

Our amended and restated certificate of incorporation provides that after the time that our Sponsor and its affiliates collectively own less than 50% of our then outstanding common stock, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Section 203 of the DGCL

Our amended and restated certificate of incorporation provides that the provisions of Section 203 of the DGCL, which relate to business combinations with interested stockholders, do not apply to us. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who owns more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as Board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions will apply even if the business combination could be considered beneficial by some stockholders. Our amended and restated certificate of incorporation contains provisions that have the same effect as Section 203 of the DGCL, but such provisions do not apply to our Sponsor and its affiliates. Although we have elected to opt out of the statute’s provisions, we could elect to be subject to Section 203 in the future.

Amendment to Bylaws and Certificate of Incorporation

Any amendment to our amended and restated certificate of incorporation must first be approved by a majority of our Board and if required by law, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment. Our amended and restated bylaws may be amended by (i) the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws, without further stockholder action or (ii) the affirmative vote of at least a majority of the outstanding shares entitled to vote on the amendment, without further action by our Board.

Exclusive Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery lacks jurisdiction, a state court located within the State of Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty or other wrongdoing by any current or former director, officer, employee, agent or stockholder to us or our stockholders, (iii) action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware.

Our amended and restated certificate of incorporation also provides that the foregoing exclusive forum provision does not apply to actions brought to enforce any liability or duty created by the Securities Act or Exchange Act, or any other claim or cause of action for which the federal courts have exclusive jurisdiction.

Additionally, because the Securities Act provides for concurrent federal and state jurisdiction, our amended and restated certificate of incorporation also provides that, unless we consent in writing to an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act, or the rules and regulations promulgated thereunder. Pursuant to the Exchange Act, claims arising there under must be brought in federal district courts of the United States.

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in any shares of our capital stock shall be deemed to have notice of and consented to the forum provision in our amended and restated certificate of incorporation. In any case, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Our amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to this choice of forum provision. These exclusive forum provisions may have the effect of discouraging lawsuits against our directors and officers.

Corporate Opportunities

Our amended and restated certificate of incorporation provides that neither our Sponsor nor a director affiliated with our Sponsor has any obligation to offer us an opportunity to participate in business opportunities presented to our Sponsor even if the opportunity is one that we might reasonably have pursued (and therefore may be free to compete with us in the same business or similar businesses), and that, to the extent permitted by law, our Sponsor will not be liable to us or our stockholders for breach of any duty by reason of any such activities.

Listing

Our Class A common stock is listed on the Nasdaq under the symbol “PTLO.”

Transfer Agent and Registrar

The transfer agent and registrar for the Class A common stock is American Stock Transfer & Trust Company, LLC.

SELLING STOCKHOLDERS

Information regarding the identities of any selling stockholders, any material relationships the selling stockholders have had within the past three years with the Company, the beneficial ownership of our Class A common stock by the selling stockholders, the number of securities to be offered by the selling stockholders and the percentage to be owned by the selling stockholders after completion of the applicable offering will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act which are incorporated by reference.

PLAN OF DISTRIBUTION

We or the selling stockholders may sell the securities offered by this prospectus from time to time in one or more transactions, including without limitation:

•	directly to one or more purchasers;

•	through one or more agents, including in an “at the market” offering within the meaning of Rule 415(a)(4) under the Securities Act;

•	to or through underwriters, brokers or dealers; or

•	through a combination of any of these methods of sale.

In addition, the manner in which we or the selling stockholders may sell some or all of the securities covered by this prospectus includes any method permitted by law, including, without limitation, through:

•	“at the market” offerings, within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market, on an exchange of otherwise;

•	block trades in which a broker-dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

•	privately negotiated transactions, including through distributions by a selling stockholder to its partners, members or other equityholders.

In addition, any shares of common stock that qualify for sale pursuant to Rule 144 promulgated under the Securities Act, or Rule 144, may be sold under Rule 144 rather than pursuant to this prospectus. A selling stockholder that is an entity may elect to make an in-kind distribution of common stock to its members, partners, stockholders or other equityholders pursuant to the registration statement of which this prospectus forms a part by delivering a prospectus. To the extent that such members, partners, stockholders or other equityholders are not affiliates of ours, such members, partners, stockholders or other equityholders would thereby receive freely tradable shares of common stock pursuant to a distribution pursuant to the registration statement of which this prospectus forms a part.

We or the selling stockholders may also enter into hedging transactions. For example, we and the selling stockholders may:

•

enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in short sales of the securities pursuant to this prospectus, in which case such broker-dealer or affiliate may use securities received from us or selling stockholders to close out its short positions;

•	sell securities short and re-deliver such securities to close out the short positions;

•

enter into options or other types of transactions that require us or the selling stockholders to deliver securities to a broker-dealer or an affiliate thereof, who will then resell or transfer the securities under this prospectus; or

•

loan or pledge the securities to a broker-dealer or an affiliate thereof, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus.

The securities covered by this prospectus may be sold:

•	on a national securities exchange if listed thereunder;

•	in the over-the-counter market; or

•	in transactions otherwise than on an exchange or in the over-the-counter market, or in combination.

In addition, we or the selling stockholders may enter into derivative or hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with such a transaction, the third parties may sell securities covered by and pursuant to this prospectus and an applicable prospectus supplement or pricing supplement, as the case may be. If so, the third party may use securities borrowed from us or the selling stockholders or others to settle such sales and may use securities received from us or selling stockholders to close out any related short positions. We or the selling stockholders may also loan or pledge securities covered by this prospectus and an applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement or pricing supplement, as the case may be. The third party in such sale transactions may be an underwriter and will be named in the applicable prospectus supplement (or a post effective amendment) to the extent required.

A prospectus supplement with respect to each offering of securities will state the terms of any offering of the securities, including:

•	the name or names of any underwriters or agents and the amounts of securities underwritten or purchased by each of them, if any;

•	the name or names of the selling stockholders, if any;

•	the public offering price or purchase price of the securities and the net proceeds to be received by us or the selling stockholders from the sale;

•	any delayed delivery arrangements;

•	the method of distribution;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or markets on which the securities may be listed.

The offer and sale of the securities described in this prospectus by us and the selling stockholders, the underwriters or the third parties described above may be effected from time to time in one or more transactions, including privately negotiated transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices; or

•	at negotiated prices.

We will identify the specific plan of distribution, including any underwriters, brokers, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

Any underwriters, broker-dealers or agents that participate in the distribution of the securities covered by this prospectus may be deemed to be “underwriters” as defined in the Securities Act. Any commission or fee paid or any discount or concession allowed to any such person, and any profit such person may receive on resale of the securities, may be deemed to be underwriting discounts and commissions under the Securities Act. Any offering price and any underwriting discount or commission or agency fee and other item constituting underwriters’ or agents’ compensation and any discount, commission or concession allowed or reallowed or paid to any broker-dealer may be changed from time to time.

We and any other person participating in the distribution will be subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M, which may limit the timing of purchases and sales by us and any other relevant person of any of the securities. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of securities to engage in market-making activities with respect to the securities being distributed. All of the above may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

Underwriters, broker-dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to any payment that the underwriters, broker-dealers or agents may be required to make in respect thereof.

Underwriters, broker-dealers, agents and their affiliates may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business, including commercial banking transactions and services.

There can be no assurance that we will ever offer to sell or, if offered, sell all or any of the securities covered by this prospectus.

LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York. Any underwriters will also be advised about the validity of the securities and other legal matters by their own counsel, which will be named in the applicable prospectus supplement.

EXPERTS

The financial statements of Portillo’s Inc., incorporated by reference in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION;

INCORPORATION OF DOCUMENTS BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains our reports, proxy and other information regarding us and other issuers that file electronically with the SEC, at http://www.sec.gov. Our SEC filings are also available free of charge at our website (www.portillos.com). However, except for our filings with the SEC that are incorporated by reference into this prospectus, the information on our website is not, and should not be deemed to be, a part of, or incorporated by reference into this prospectus.

The SEC allows “incorporation by reference” into this prospectus of information that we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered to be a part of this prospectus and any information filed by us with the SEC subsequent to the date of this prospectus automatically will be deemed to update and supersede this information. We incorporate by reference the following documents which we have filed with the SEC (excluding any documents or portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	our annual report on Form 10-K for the fiscal year ended December 26, 2021, filed with the SEC on March 10, 2022 (our “Annual Report”);

•

our quarterly reports on Form 10-Q for the quarterly period ended March 27, 2022 filed with the SEC on May 5, 2022, for the quarterly period ended June 26, 2022, filed with the SEC on August 4, 2022 and for the quarterly period ended September 25, 2022, filed with the SEC on November 3, 2022;

•	our Proxy Statement on Schedule 14A, filed with the SEC on May 9, 2022;

•	our current reports on Form 8-K filed with the SEC on April 20, 2022 and June 27, 2022; and

•

the description of our Class  A common stock contained in our Registration Statement on Form 8-A filed with the SEC on October 21, 2021, pursuant to the Exchange Act, and any amendment or report filed for the purpose of further updating such description.

We incorporate by reference any filings made by us with the SEC in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and the date all of the securities offered hereby are sold or the offering is otherwise terminated, with the exception of any information furnished under Item 2.02 and Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01) of Form 8-K, which is not deemed filed and which is not incorporated by reference herein. Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus from the respective dates of filing of those documents.

This prospectus and any accompanying prospectus supplement are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as provided below. Statements in this prospectus or any accompanying prospectus supplement or free writing prospectus about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s website, as provided above.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with this prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You should direct requests for documents to:

Portillo’s Inc.

2001 Spring Road, Suite 400

Oak Brook, Illinois 60523

(630) 954-3773

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following sets forth the costs and expenses, all of which will be paid by the Registrant, in connection with the distribution of the securities being registered. All amounts are estimated, except the SEC registration fee:

Registration Fee	$		*
Legal Fees and Expenses		*	*
Accounting Fees and Expenses		*	*
Total	$	*	*

*	Deferred in accordance with Rule 456(b) and Rule 457(r) of the Securities Act.
**	Because an indeterminate amount of securities is covered by this registration statement, the expenses in connection with the issuance and distribution of the securities are not currently determinable

Item 15. Indemnification of Directors and Officers

The undersigned registrant is governed by the DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

The Registrant’s amended and restated bylaws will authorize the indemnification of its officers and directors, consistent with Section 145 of the DGCL, as amended. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person’s services as a director or executive officer.

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original amended and restated certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

The Registrant expects to maintain standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

Item 16. Exhibits

The following Exhibits are filed as part of this Registration Statement:

Exhibit Number	Exhibit Description

1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation of Portillo’s Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-K filed with the SEC on May 5, 2022)

3.2	Amended and Restated Bylaws of Portillo’s Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Quarterly Report on Form 10-K filed with the SEC on May 5, 2022)

4.1	Form of Certificate of Class A Common Stock

4.2	Form of Certificate for Preferred Stock*

4.3	Registration Rights Agreement (incorporated by reference to Exhibit 10.9 to the Registrant’s Annual Report on Form 10-K filed with the SEC on March 10, 2021)

5.1	Opinion of Weil, Gotshal & Manges LLP

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, for Portillo’s Inc. and subsidiaries

23.2	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on Signature Pages)

107	Filing Fee Table

*

To be filed, as applicable, either as an exhibit to a document to be incorporated herein by reference or by a post-effective amendment to this registration statement in connection with a specific offering of securities.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oak Brook, State of Illinois, on November 14, 2022.

PORTILLO’S INC.

By:	/s/ Michelle Hook
Name: Michelle Hook
Title: Chief Financial Officer and Treasurer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Michael Osanloo, Michelle Hook and Susan Shelton or any of them, each acting alone, his/her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his/her name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-3 (including all post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on November 14, 2022.

Signature	Title

/s/ Michael Osanloo Michael Osanloo	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Michelle Hook Michelle Hook	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)

/s/ Ann Bordelon Ann Bordelon	Director

/s/ Paulette Dodson Paulette Dodson	Director

/s/ Noah Glass Noah Glass	Director

/s/ Gerard J. Hart Gerard J. Hart	Director

/s/ Richard K. Lubin Richard K. Lubin	Director

/s/ Joshua A. Lutzker Joshua A. Lutzker	Director

/s/ Michael A. Miles, Jr. Michael A. Miles, Jr.	Director